

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

July 8, 2009

Mr. Frank Hallam
Chief Financial Officer
Platinum Group Metals Ltd.
Bentall Tower 5
550 Burrard Street, Suite 328
Vancouver, British Columbia V6C 2B5

   Re: Platinum Group Metals Ltd.
     Form 40-F for the Fiscal Year Ended August 31, 2008
     Filed December 2, 2008
     Response Letter Dated June 11, 2009
     File No. 001-33562

Dear Mr. Hallam:

   We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended August 31, 2008

Exhibit 99.02

Consolidated Statements of Operations and Comprehensive Income

1. Please explain to us why the report of your former auditor, dated November 8, 2006, does not also make reference to the consolidated statement of shareholders' equity for the year ended August 31, 2006.

Note 2. Significant Accounting Policies

(a) Basis of presentation and principles of consolidation

2. We note from your response to prior comment number five you do "not exercise control of the WBJV on its own, nor does the Company exercise joint control over the WBJV with any other party;" and that decisions are made by the parties

to the WBJV "based on a simple majority vote according to each party's participation interest." Please provide the following so we may better understand your conclusion that you do not exercise joint control of the WBJV operations:

- In further detail, explain why you believe each party to the WBJV have not contractually agreed to the sharing of the continuing power of the WBJV to determine its strategic operating, investing and financing policies;

- Explain how decisions in all areas essential to the accomplishment of the activities of the WBJV require the consent of each party as specified in the terms of the contractual arrangement;

- Tell us why you believe your interest plus the interest of either party combined would not be viewed as joint control [CICA Handbook 3055, paragraph 05];

- Explain how you considered CICA Handbook 3055, paragraph 13 concerning activities in the oil, gas and mineral extraction industries;

- Explain how you considered EITF 00-1, "Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures," in accounting for your interest in the WBJV for US GAAP purposes; and

- Explain whether the consolidation and rationalization of the WBJV you are contemplating will change your accounting for your interest in the WBJV in the future. In this regard, we note your statement that "On September 2, 2008, the Company announced its agreement to a term sheet with Anglo Platinum and Wesizewe to consolidate and rationalize the WBJV… Under the terms of the Proposed Transaction, the Company will control 74% of the WBJV Projects 1 and 3 and Wesizewe will control 100% of Project 2 and 26% of Projects 1 and 3."

 (b) Mineral properties and deferred exploration costs

3.   We note from your response to prior comment number eight that when "quoted market prices are not available, estimates of fair value are based on the best information available, including prices for similar items and the results of other valuation techniques." Based on review of the other valuation techniques you described in your response, please confirm, if true, that you also consider the future cash flows associated with values beyond proven and probable reserves, as contemplated by Issue 2 of EITF 04-3, for your impairment analysis under FAS

144 for US GAAP purposes, or otherwise advise. Additionally, please advise as to your consideration of Issue 3 of EITF 04-3 in your other valuation techniques.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, Michael Karney at (202) 551-3847 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director